Result of Annual General Meeting 2015

The 2015 Annual General Meeting of Reed Elsevier PLC was held on Thursday 23 April. The table below shows the results of the poll on all 20 resolutions.

	RESOLUTION	For	% votes cast For	Against	% votes cast Against	Total votes cast	% of issued capital	Withheld
						(excluding votes	voted (excluding
						withheld)	Treasury shares)
1.	Receive the 2014 Annual Report	886,780,492	98.31	15,284,400	1.69	902,064,892	80.07%	11,136,183

2.	Approve Remuneration Report	813,060,077	92.44	66,463,293	7.56	879,523,370	78.07%	33,677,704

3.	Declaration of 2014 Final Dividend	912,073,297	100.00	945	0.00	912,074,242	80.96%	1,114,714

4.	Re-appointment of auditors	898,252,621	99.71	2,610,304	0.29	900,862,925	79.96%	12,330,359

5.	Auditors’ remuneration	910,804,496	99.86	1,251,055	0.14	912,055,551	80.96%	1,137,632

6.	Re-elect Erik Engstrom as a director	911,373,232	99.92	687,963	0.08	912,061,195	80.96%	1,139,880

7.	Re-elect Anthony Habgood as a director	907,474,487	99.50	4,583,673	0.50	912,058,160	80.96%	1,142,915

8.	Re-elect Wolfhart Hauser as a director	893,673,981	99.07	8,370,385	0.93	902,044,366	80.07%	11,152,047

9.	Re-elect Adrian Hennah as a director	895,979,330	99.60	3,628,511	0.40	899,607,841	79.85%	13,593,234

10.	Re-elect Lisa Hook as a director	894,522,234	98.50	13,622,716	1.50	908,144,950	80.61%	5,038,691

11.	Re-elect Nick Luff as a director	910,635,746	99.84	1,429,323	0.16	912,065,069	80.96%	1,136,006

12.	Re-elect Robert Polet as a director	725,524,453	83.94	138,829,363	16.06	864,353,816	76.72%	48,839,467

13.	Re-elect Linda Sanford as a director	911,617,670	99.95	444,127	0.05	912,061,797	80.96%	1,139,279

14.	Re-elect Ben van der Veer as a director	902,543,262	98.96	9,517,719	1.04	912,060,981	80.96%	1,140,095

15.	Authority to allot shares	884,471,871	97.14	25,999,302	2.86	910,471,173	80.82%	2,722,110

16.	Disapplication of pre-emption rights	908,760,190	99.64	3,273,438	0.36	912,033,628	80.95%	1,167,448

17.	Authority to purchase own shares	910,964,985	99.88	1,095,630	0.12	912,060,615	80.96%	1,130,936

18.	Notice period for general meetings	804,546,527	88.21	107,485,106	11.79	912,031,633	80.95%	1,169,441

19.	Approve Reed Elsevier NV resolutions*	908,612,893	99.96	351,885	0.04	908,964,778	80.68%	4,228,506

20.	Change of Company name*	911,484,048	99.97	228,975	0.03	911,713,023	80.93%	1,482,322

*At the Annual General Meeting of Reed Elsevier NV held on 22 April 2015, shareholders approved the resolutions to simplify the corporate structure, including the bonus share issue by Reed Elsevier NV and to change the corporate name to RELX NV.

NOTES:

1.	Each shareholder present in person, or by proxy, was entitled to one vote per share held.

2.	The ‘For’ vote includes those giving the Chairman discretion.

3.	Votes ‘Withheld’ are not counted in the calculation of the proportion of votes ‘For’ or ‘Against’ a resolution.

4.	Resolutions 16 to 18 and 20 are Special Resolutions.

5.	At the close of business on Tuesday 21 April 2015 the total number of ordinary shares in issue, excluding Treasury shares, was 1,206,057,702.

6.	The full text of the resolutions can be found in the Notice of Annual of General Meeting, which is available for inspection at the National Storage Mechanism http://www.hemscott.com/nsm.do and on the Company’s website at www.relxgroup.com.

7.	As per Listing Rule 9.6.2 a copy of the resolutions passed, other than resolutions concerning ordinary business, will shortly be submitted to the National Storage Mechanism for inspection at http://www.hemscott.com/nsm.do.